

April 7, 2015

<u>Via E-mail</u>
Herman G. Kotze
Chief Financial Officer
Net 1 Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196
South Africa

  Re: **Net 1 Technologies, Inc.**
    Form 10-K for Fiscal Period Ended June 30, 2014
    Filed August 28, 2014
    File No. 000-31203

Dear Mr. Kotze:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Gus Rodriguez

      Gus Rodriguez
      Accounting Branch Chief